Delisting Determination,The Nasdaq Stock Market, LLC,
November 10, 2016, Cosi, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Cosi, Inc.
(the Company), effective at the opening of the trading session on November 21, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on September 29, 2016. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 10, 2016.